SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2007

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

            This Form 6-K consists of:

(1)	An announcement on the Resignation of Mr. Chen Tonghai as Director and Charman of the Board of China Petroleum & Chemical corporation (the "Registrant"), issued by the Registrant on June 22, 2007;
(2)	An announcement on the resolution passed at the eleventh meeting of the third session of board of directors of the Registrant on June 24, 2007;
(3)	An announcement on the results of the second extraordinary general meeting for the year 2007 of the Registrant, issued by the Registrant in English on August 10, 2007; and
(4)	An announcement on the resolution passed at the thirteenth meeting of the third session of board of directors of the Registrant, issued by the Registrant in English on August 10, 2007.

2

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement on Resignation of Mr. Chen Tonghai as Director and Chairman of the Board

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp.") announces that Mr. Chen Tonghai has resigned as a Director and the Chairman of the Board ("Chairman") of Sinopec Corp. for personal reasons with effect from 22 June 2007.  Pursuant to the relevant provisions of the PRC Company Law and the Articles of Association of Sinopec Corp., Mr. Zhou Yuan, the Vice-Chairman of Sinopec Corp, will perform the duties and powers of the Chairman prior to the election of a new Chairman.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC, 22 June 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement

Resolutions Passed at the Eleventh Meeting of the Third Session of the Board of Directors

The Eleventh Meeting (the “Meeting”) of the Third Session of the Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) was convened by way of written resolutions on 24 June 2007. The Meeting was convened in compliance with the provisions of the relevant laws and regulations and all of the ten directors of Sinopec Corp. signed the written resolutions.

It was resolved as follows:

1.	Mr. Zhou Yuan, the Vice-Chairman of Sinopec Corp., will perform the duties and powers of the Chairman of the Board prior to the election of a new Chairman; and

2.
Pursuant to the Articles of Association of Sinopec Corp., the Board nominated Mr. Su Shulin as the candidate for a director of the Third Session of the Board (please refer to the appendix to this announcement for the biography of Mr. Su Shulin). The nomination will be submitted as a proposal to the Second Extraordinary General Meeting for 2007 for approval. The independent directors who were present at the Meeting agreed to this nomination.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC
24 June 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

#	Executive Directors

*	Non-executive Directors

+	Independent Non-executive Directors

Appendix

BIOGRAPHY OF MR. SU SHULIN

Mr. Su Shulin, aged 45, is a General Manager and Secretary to the Party Committee of China Petrochemical Corporation. Mr. Su graduated from Daqing Petroleum Institute with a Bachelor's Degree in Petroleum and Geology in July 1983. In April 1999, he obtained a Master's Degree in Administration from Harbin Engineering University, majoring in Management Engineering. Mr. Su worked with CNPC Daqing Petroleum Administration Bureau from July 1983 to October 1986. From October 1986 to February 1992, Mr. Su served as Vice Director of the Geological Research Institute under No. 9 Oil Production Plant of CNPC Daqing Petroleum Administration Bureau. Mr. Su was Vice General Geologist of No. 9 Oil Production Plant of CNPC Daqing Petroleum Administration Bureau from February 1992 to May 1994. He was Vice General Geologist of CNPC Daqing Petroleum Administration Bureau and Head of No. 4 Oil Production Plant from May 1994 to March 1996, Mr. Su was promoted to Senior Engineer (at professor level) as an exceptional case. From March 1996 to January 1997, Mr. Su acted as Assistant to the Director of CNPC Daqing Petroleum Administration Bureau. From January to November 1997, Mr. Su served as Head of the No. 1 Oil and Gas Development Department and Assistant to the Director of CNPC Daqing Petroleum Administration Bureau. From November 1997 to January 1999, Mr. Su was Deputy Director and member of the Party Committee of CNPC Daqing Petroleum Administration Bureau. From January to September 1999, Mr. Su was Director and Vice Secretary to the Party Committee of CNPC Daqing Petroleum Administration Bureau. From September 1999 to August 2000, Mr. Su Shulin was served as Vice President of PetroChina Company Limited and Chairman, General Manager and Secretary to the Party Committee of Daqing Oilfield Company Limited and Vice Secretary to Party Committee of CNPC Daqing Petroleum Administration Bureau. From August 2000 to March 2001, Mr. Su acted as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Vice President of PetroChina Company Limited, Chairman, General Manager and Secretary to the Party Committee of Daqing Oilfield Company Limited as well as Vice Secretary to the Party Committee of CNPC Daqing Petroleum Administration Bureau. From March 2001 to December 2002, Mr. Su served as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Vice President of PetroChina Company Limited and Chairman and General Manager of Daqing Oilfield Company Limited. From December 2002 to December 2003, Mr. Su acted as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Director and Senior Vice President of PetroChina Company Limited as well as Chairman and General Manager of Daqing Oilfield Company Limited. From December 2003 to September 2006, Mr. Su acted as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Director and Senior Vice President of PetroChina Company Limited. From September 2006 to October 2006, Mr. Su was elected as a member of the Standing Committee of the provincial Party Committee of Liaoning Province. In October 2006, Mr. Su was appointed as a member of the Standing Committee and Head of the Organization Department of Liaoning Provincial Committee. Mr. Su Shulin acted as General Manager and Secretary to the Party Committee of China Petrochemical Corporation from 22 June 2007. Mr. Su is an alternative member of the 16th Session of the CPC Central Committee.

Save for serving as General Manager of China Petrochemical Corporation, Mr. Su Shulin does not have any connection with Sinopec Corp. or its controlling shareholder or actual controlling person, he does not hold any shares of Sinopec Corp. and has not received any punishment or regulatory sanction imposed by the China Securities Regulatory Commission and any other competent departments or stock exchanges.

Mr. Su Shulin will enter into a service contract with Sinopec Corp. once he is elected at the EGM.

Mr. Su Shulin has no interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Results of EGM

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

The second extraordinary general meeting for the year 2007 (the “EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) was held at the Crown Plaza Beijing-Park View Wuzhou, No.8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC at 9:00 a.m. on 10 August 2007. The EGM was convened by the board of directors of Sinopec Corp. (the “Board”) and held by way of a physical meeting and was chaired by Mr. Zhou Yuan, Vice Chairman of the Board. 12 shareholders and authorized proxies holding an aggregate of 73,054,593,892 shares carrying voting rights of Sinopec Corp., representing 84.2590% of the total voting shares of Sinopec Corp. (of a total of 86,702,439,000 shares with voting rights in issue) were present at the EGM. The EGM was held in accordance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of Sinopec Corp.

After consideration by the shareholders of Sinopec Corp. and their authorised proxies and through voting by way of a poll, the following resolution was passed at the EGM:

THAT Mr. Su Shulin, who was nominated by the Board, was elected as a director of the third session of the board of directors of Sinopec Corp.

Votes in favour of the resolution: 72,840,643,070 shares; votes against the resolution: 213,950,822 shares; representing 99.7071% and 0.2929% respectively of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including their proxies) present at the EGM and the resolution was duly passed.

In accordance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of voting at the EGM (Note). Mr. He Fei, a PRC lawyer from Haiwen & Partners, attended the EGM and issued a legal opinion that the convening of the EGM, the procedures for holding the EGM, the procedures for voting at the EGM, the eligibility of the shareholders and their proxies attending the EGM and the qualifications of the convener of the EGM were in compliance with all relevant laws and regulations and the Articles of Association of Sinopec Corp. and that the results of the voting the EGM were effective.

In accordance with the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A Shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended from 9:30 a.m. on 10 August 2007 and will resume from 9:30 a.m. on 13 August 2007.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 10 August 2007

Note:	the taking of the poll results was scrutinized by KPMG, Certified Public Accountants, whose work was limited to the conduct of certain procedures required by Sinopec Corp. in accordance with the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to confirm that the poll results summary prepared by Sinopec Corp. was identical to the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement on the Resolution Passed at the Thirteenth Meeting of the
Third Session of Board of Directors
(Overseas Regulatory Announcement)

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

The Thirteenth Meeting of the Third Session (the “Meeting” ) of the Board of Directors of China Petroleum & Chemical Corporation (“Sinopec Corp.”) was convened by way of a physical meeting in Beijing on 10 August 2007 following the dispatch of a written notice relating to this meeting on 1 August 2007.

Present at the meeting were Mr. Zhou Yuan (Vice Chairman of the Board of Directors), and Messrs. Su Shuling, Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang, Liu Zhongli, Shi Wanpeng, Li Deshui and Yao Zhongmin, all being directors of Sinopec Corp. Mr. Fan Yifei (Director) was absent due to business reason and he authorized Mr. Wang Tianpu (Director) to attend and vote. The meeting was held in accordance with the requirements of the relevant laws, administrative regulations, departmental rules and the provisions of the Articles of Association of Sinopec Corp.

The Meeting was convened and chaired by Mr. Zhou Yuan (Vice Chairman) and, after careful consideration and voting by the directors at the meeting, the resolution electing Mr. Su Shulin as Chairman of the Third Session of the Board of Directors of Sinopec Corp was unanimously passed.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC, 10 August 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge

Name:	Chen Ge

Title:	Secretary to the Board of Directors

Date: September 10, 2007